FORM 6-K

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549



For the month of September 2004



                     Euro Tech Holdings Company Limited
          -------------------------------------------------------
              (Translation of registrant's name into English)

    18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
  ----------------------------------------------------------------------
               (Address of Principal executive offices)



	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [   ]      No [ X ]


	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-__________________.




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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 3



Item 5.  Other Events
---------------------

On September 13, 2004, Euro Tech Holdings Company Limited (the "Company") issued a press release advising its shareholders that, among other things, it received a request from the NASD's Market Regulation for information regarding its June 28, 2004 press release that reported on its 2003 Year-End Results and announcing a stock dividend.

	Exhibit 99.1 - Press release attached hereto.
        ------------




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Euro Tech Holdings Company Limited
Form 6-K
Page 3 OF 3


SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    EURO TECH HOLDINGS COMPANY LIMITED
                                    (Registrant)


Dated: September 13, 2004           By:  /s/ T.C. Leung
                                        -------------------------------------
                                        T.C. Leung, Chief Executive Officer
                                        and Chairman of the Board




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                                                          EXHIBIT 99.1
                                                          ------------

Euro Tech Holdings Company Limited Reports NASD Market Regulation
Contact and Request for Information

Hong Kong - September 13, 2004 - Euro Tech Holdings Company Limited
(Nasdaq: CLWT)

	Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported that it had received requests for information concerning its June 28, 2004 press release reporting on its 2003 Year-End Results and announcing its stock dividend (the "Press Release").

	NASD's Market Regulation advises that the "inquiry should not be construed as an indication that the staff has determined that violations of NASD Conduct Rules or federal securities laws have occurred, or as a reflection upon the merits of the securities involved or upon any person who effected transactions in such securities."

	We have received requests from the NASD's Market Regulation requesting detailed information specifying the persons/entities who may have had privy to the information contained in the Press Release (including the dates of their access) prior to the release of same, along with a follow-up request for information concerning those persons'/entities' knowledge of a separate list of individuals/entities provided by the NASD.

	The Company is cooperating with the NASD's inquiry and believes that neither it nor any of its affiliates have engaged in wrongdoing and does not know the purpose of the NASD's inquiry.

	Certain statements in this news release regarding the Company's expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company's offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company's own suppliers, dependence on venders, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the "Risk Factor" discussions in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2003.

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
		T.C. Leung, Chairman and CEO, or Jerry Wong, CFO
		Tel:  011-852-2814-0311
		Fax: 011-852-2873-4887



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